================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 5)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 7)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                -----------------

                                GENERAL CABLE PLC
                            (NAME OF SUBJECT COMPANY)

                           TELEWEST COMMUNICATIONS PLC
                                    (BIDDER)
                                -----------------

                 ORDINARY SHARES, PAR VALUE (POUND)1 PER SHARE,
                   REPRESENTED BY AMERICAN DEPOSITARY SHARES,
                  EACH OF WHICH REPRESENTS FIVE ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)
                     36930Q101 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                -----------------

                                  VICTORIA HULL
                           TELEWEST COMMUNICATIONS PLC
                              GENESIS BUSINESS PARK
                                  ALBERT DRIVE
                             WOKING, SURREY GU21 5RW
                                 UNITED KINGDOM
                               011 44 1483 750 900
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                -----------------

                                   COPIES TO:
                            JEFFREY J. WEINBERG, ESQ.
                            DAVID S. LEFKOWITZ, ESQ.
                             WEIL, GOTSHAL & MANGES
                                 ONE SOUTH PLACE
                                LONDON, EC2M 2WG
                                     ENGLAND
                               011 44 171 903 1000


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                       (Continued on the following pages)
                              (Page 1 of 9 Pages)


           CUSIP NO.                              14D-1
           36930Q101

------- ---------------------------------------------------------------------------------------------------------

     1  NAME OF REPORTING PERSON:                            TELEWEST COMMUNICATIONS PLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE

------- ---------------------------------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOXS IF A MEMBER OF A GROUP                     (a)  [ ]
                                                                                (b)  [X]
------- ---------------------------------------------------------------------------------------------------------

     3  SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

     4  SOURCES OF FUNDS
        00
------- ---------------------------------------------------------------------------------------------------------

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                                               [ ]
------- ---------------------------------------------------------------------------------------------------------

     6  CITIZENSHIP OR PLACE OF ORGANIZATION:
        ENGLAND AND WALES
------- ---------------------------------------------------------------------------------------------------------

     7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        146,785,916 ordinary shares*
------- ---------------------------------------------------------------------------------------------------------

     8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES           [ ]
------- ---------------------------------------------------------------------------------------------------------

     9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        40.2%*
------- ---------------------------------------------------------------------------------------------------------

    10  TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------

* Such 146,785,916 ordinary shares (the "Subject Shares "), par value(pound)1 per share, of General Cable PLC ( "General Cable ") may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act "), by Telewest Communications plc ( "Telewest "), by virtue of the Agreement
       Relating to the Merger of General Cable and Telewest, dated March 29,
       1998 (the "Agreement "), by and among Telewest, General Cable PLC,
       Compagnie Generale des Eaux S.A. (now known as Vivendi S.A.) and General
       Utilities Holdings Limited ( "GUHL "). GUHL is the legal registered owner of the Subject Shares. Pursuant to the terms of the Agreement, GUHL has undertaken to Telewest that if Telewest announces and posts to shareholders an offer to acquire all the outstanding shares of General
       Cable, all on the terms set forth therein and summarized herein, it will accept such offer in respect of the Subject Shares. Consequently, if such offer is consummated, Telewest would acquire sole voting and sole dispositive power over the Subject Shares. The filing of this Statement shall not be construed as an admission by Telewest that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Subject Shares. See Item 6.


                                 (Page 2 of 9 Pages)

           CUSIP NO.                              14D-1
           36930Q101

------- ---------------------------------------------------------------------------------------------------------

     1  NAME OF REPORTING PERSON:                            TELE-COMMUNICATIONS INC.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE

------- ---------------------------------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOXS IF A MEMBER OF A GROUP                     (a)  [ ]
                                                                                (b)  [X]
------- ---------------------------------------------------------------------------------------------------------

     3  SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

     4  SOURCES OF FUNDS
        WC
------- ---------------------------------------------------------------------------------------------------------

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                                               [ ]
------- ---------------------------------------------------------------------------------------------------------

     6  CITIZENSHIP OR PLACE OF ORGANIZATION:
        DELAWARE
------- ---------------------------------------------------------------------------------------------------------

     7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        146,785,916*
------- ---------------------------------------------------------------------------------------------------------

     8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES           [ ]
------- ---------------------------------------------------------------------------------------------------------

     9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        40.2%*
------- ---------------------------------------------------------------------------------------------------------

    10  TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------

* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by Tele-Communications, Inc. ("TCI") by virtue of TCI's beneficial interest in Telewest and Telewest's interest in such shares pursuant to the Agreement.
   TCI disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by TCI that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares.
   See Item 6.


                                 (Page 3 of 9 Pages)


           CUSIP NO.                              14D-1
           36930Q101

------- ---------------------------------------------------------------------------------------------------------

     1  NAME OF REPORTING PERSON:                            MEDIAONE GROUP, INC.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE

------- ---------------------------------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOXS IF A MEMBER OF A GROUP                     (a)  [ ]
                                                                                (b)  [X]
------- ---------------------------------------------------------------------------------------------------------

     3  SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

     4  SOURCES OF FUNDS
        WC
------- ---------------------------------------------------------------------------------------------------------

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                                               [ ]
------- ---------------------------------------------------------------------------------------------------------

     6  CITIZENSHIP OR PLACE OF ORGANIZATION:
        DELAWARE
------- ---------------------------------------------------------------------------------------------------------

     7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        146,785,916*
------- ---------------------------------------------------------------------------------------------------------

     8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES           [ ]
------- ---------------------------------------------------------------------------------------------------------

     9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        40.2%*
------- ---------------------------------------------------------------------------------------------------------

    10  TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------



* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by MediaOne Group, Inc. ("MediaOne") by virtue of MediaOne's beneficial interest in Telewest and Telewest's interest in such shares pursuant to the Agreement. MediaOne disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by MediaOne that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.


                                 (Page 4 of 9 Pages)

           CUSIP NO.                              14D-1
           36930Q101

This Amendment No. 5 to Tender Offer Statement on Schedule 14D-1 is being filed by Telewest Communications plc, a public limited company organized under the laws of England and Wales ("Telewest"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and MediaOne Group, Inc., a Delaware corporation ("MediaOne"), and relates to the offer (the "Offer") by Telewest to purchase all of the outstanding (a) ordinary shares, par value of (pound)1 per share ("General Cable Shares"), of General Cable PLC ("General Cable") and (b) American Depositary Shares ("General Cable ADSs") of General Cable each representing five General Cable Shares. The Offer is subject to the terms and conditions set forth in the Offer to Purchase/Prospectus, dated June 29, 1998, of Telewest (the "Offer to Purchase"), the disclosure document, dated June 29, 1998, of Telewest (the "Disclosure Document"), the Form of Acceptance, Authority and Election for the General Cable Shares and the Letter of Transmittal for the General Cable ADSs.

This Amendment No. 5 to Tender Offer Statement on Schedule 14D-1 supplements Items 10(f) and 11 of the Schedule 14D-1, filed by Telewest on June 29, 1998, and also constitutes Amendment No. 7 to the Schedule 13D filed by Telewest, TCI and MediaOne relating to General Cable.



ITEM 10  ADDITIONAL INFORMATION

         The response to Item 10(f) is supplemented as follows:

         On August 28, 1998, Telewest issued a Press Release relating to the Offer, the text of which is attached hereto as exhibit (a)(14) and is incorporated herein by reference.


ITEM 11  MATERIAL TO BE FILED AS EXHIBITS:

         (A)(1)   Offer to Purchase/Prospectus of Telewest, dated June 29, 1998.
                  (1)

         (A)(2)   Disclosure Document of Telewest, dated June 29, 1998. (1)

         (A)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

         (A)(4)   Form of Letter of Transmittal.(1)

         (A)(5)   Form of Notice of Guaranteed Delivery.(1)

         (A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

         (A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)



                               (Page 5 of 9 Pages)

           CUSIP NO.                              14D-1
           36930Q101


         (A)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

         (A)(9)   Text of Press Release issued by Telewest dated June 29, 1998.
                  (2)

         (A)(10)  Text of Press Release issued by Telewest dated August 4, 1998.
                  (2)

         (A)(11)  Letter, dated August 4, 1998, from MediaOne,
                  Tele-Communications International, Inc. and Cox
                  Communications, Inc. to Telewest. (2)

         (A)(12) Text of Press Release issued by Telewest dated August 19, 1998. (2)

         (A)(13) Prospectus Supplement issued by Telewest dated August 20, 1998. (2)

         (A)(14) Text of Press Release issued by Telewest dated August 28, 1998. (3)

         (B)      Not applicable.

         (C)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)

         (D)      Not applicable.

         (E)      See Exhibit (a)(1) above.

         (F)      Not applicable.



----------------------

(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2)  Previously filed.
(3)  Filed herewith.



                                 (Page 6 of 9 Pages)

           CUSIP NO.                              14D-1
           36930Q101



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998



                         TELEWEST COMMUNICATIONS PLC

                         By:                 /s/ Charles Burdick
                                ---------------------------------------------
                                Name:        Charles Burdick
                                Title:       Group Finance Director




                         TELE-COMMUNICATIONS, INC.

                         By:                 /s/ Stephen M. Brett
                                ---------------------------------------------
                                Name:        Stephen M. Brett
                                Title:       Executive Vice President




                         MEDIAONE GROUP, INC.

                         By:                 /s/ Stephen E. Britz
                                ---------------------------------------------
                                Name:        Stephen E. Britz
                                Title:       Assistant Secretary



                                 (Page 7 of 9 Pages)

           CUSIP NO.                              14D-1
           36930Q101



                                  EXHIBIT INDEX
                                  -------------

DOCUMENT
NO.              DESCRIPTION                                            PAGE NO.

(A)(1)       Offer to Purchase/Prospectus of Telewest, dated June 29,
             1998. (1)

(A)(2)       Disclosure Document of Telewest, dated June 29, 1998. (1)

(A)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

(A)(4)       Form of Letter of Transmittal.(1)

(A)(5)       Form of Notice of Guaranteed Delivery.(1)

(A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(A)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(A)(9)       Text of Press Release issued by Telewest dated June 29,
             1998. (2)

(A)(10)      Text of Press Release issued by Telewest dated August 4,
             1998. (2)

(A)(11)      Letter, dated August 4, 1998, from MediaOne,
             Tele-Communications International, Inc. and Cox
             Communications, Inc. to Telewest. (2)

(A)(12)      Text of Press Release issued by Telewest dated August 19,
             1998. (2)

(A)(13)      Prospectus Supplement issued by Telewest dated August 20,
             1998. (2)

(A)(14)      Text of Press Release issued by Telewest dated August 28,
             1998. (3)

(B)          Not applicable.

(C)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL.
             (1)


                              (Page 8 of 9 Pages)

           CUSIP NO.                              14D-1
           36930Q101



(D)          Not applicable.

(E)          See Exhibit (a)(1) above.

(F)          Not applicable.



-------------------

(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2)  Previously filed.
(3)  Filed herewith.




                              (Page 9 of 9 Pages)